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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. *)

                              KYTO BIOPHARMA INC.
                                (Name of Issuer)


                         COMMON STOCK $.0001 PAR VALUE
                         (Title of Class of Securities)


                                   501572101
                                 (CUSIP Number)


                                MICHAEL S. SINGER
                 3801 PGA BLVD # 802 PALM BEACH GARDENS FL 33407
          COPY TO: JEAN-LUC BERGER, 41A AVENUE ROAD TORONTO ON M5R 2G3
                                 (416-955-0162)
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices & Communications)


                                 AUGUST 2, 2004
                                 ---------------
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.



                               (Page 1 of 4 Pages)

CUSIP No. 501572101                                                  Page 2 of 4

         1) Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons

                                 GEORGES BENARROCH  S.S./IRS NO. NOT APPLICABLE
            -------------------------------------------------------------------

         2) Check the Appropriate Box if a Member of a Group (See Instructions)
             A)

             B)

         3) SEC Use Only


         4) Source of Funds
                                                                                OO (SEE ITEM 3)
            ----------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)


         6) Citizenship or Place of Organization
                                                                                      CANADIAN
            ----------------------------------------------------------------------------------

                  Number of         (7)  Sole Voting Power                              30,025
                                                           -----------------------------------
                  Shares Bene-
                     ficially       (8)   Shared Voting Power
                                                              ---------------------------------
                  Owned by
                  Each Report-      (9)   Sole Dispositive Power                         30,025
                                                                 ------------------------------
                  ing Person
                  With              (10) Shared Dispositive Power
                                                                  -----------------------------

         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                                        30,025
            ----------------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


         13) Percent of Class Represented by Amount in Row (11)
                                                                                        0.046%
            ----------------------------------------------------------------------------------

         14) Type of Reporting Person (See Instruction)
                                                                                            IN
            ----------------------------------------------------------------------------------

CUSIP No. 50157201                                                   Page 3 of 4

ITEM 1. SECURITY AND BACKGROUND

Common Stock, $.0001 par value per share

Kyto BioPharma Inc.
3801 PGA Blvd. Suite 802
Palm Beach Gardens FL 33407


ITEM 2. IDENTITY AND BACKGROUND

This statement is a single filing of Georges Benarroch, a Canadian citizen, 68 Rue Spontini, Paris, France 75016. Mr. Benarroch is a Director of Kyto BioPharma Inc. During the last five years, Mr. Benarroch has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock beneficially owned by Georges Benarroch were granted by the Issuer to the reporting person as director's fees.

ITEM 4. PURPOSE OF THE TRANSACTION

The reporting person filing this statement does not have any present plans or proposals which relate to or would result in:

a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities;

b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

c) A sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;

d) Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e) Any material change in the present capitalization or dividend policy of the issuer;

f)   Any other material change in the issuer's business or corporate structure;

g) Changes in the issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP No. 501572101                                                  Page 4 of 4


h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Benarroch, by virtue of his position and security holding, is the beneficial owner of 30,025 shares of Common Stock, or 0.046%.

No transactions in shares of Common Stock of the issuer were effected by the reporting person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           /s/ Georges Benarroch
Dated: September 8, 2004                     ___________________________________
                                                               GEORGES BENARROCH